UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

79 Wellington Street, West, Suite 2100,

Toronto, Ontario M5K 1H1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: November 9, 2017	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2017
99.2	Management’s discussion and analysis for the three and nine months ended September 30, 2017
99.3	CEO Certificate
99.4	CFO Certificate

Exhibits 99.1, 99.2, 99.3 and 99.4 included with this Report on Form 6-K are each hereby incorporated by reference into the Registration Statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076) (the "Registration Statement"), including the prospectus contained therein, as amended or supplemented.